UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Fourth Amended and Restated Bylaws

On December 13, 2023, the board of directors of Seanergy Maritime Holdings Corp. (the “Company,” or “we”) adopted the Fourth Amended and Restated Bylaws of the Company (the “Bylaws”), which, among other things, adopts a new Article VIII, Section 8.

Our Bylaws provide that the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for (i) any shareholders’ derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Business Corporations Act of the Republic of the Marshall Islands (as amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine. This forum selection provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits with respect to such claims.

We may not achieve the intended benefits of having a forum selection provision if it is found to be unenforceable.

Our Bylaws include a forum selection provision as described above. However, the enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provision contained in our Bylaws to be inapplicable or unenforceable in such action. In particular, Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act of 1933, as amended (the “Securities Act”), creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Shareholders’ derivative actions, including those arising under the Exchange Act or Securities Act, are subject to our forum selection provision. To the extent that the exclusive forum provision would apply to restrict the courts in which our shareholders may bring claims arising under the Exchange Act or the Securities Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such a provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. If a court were to find the forum selection provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

Amended and Restated Shareholders Rights Agreement

On July 2, 2021, the Company’s board of directors declared a dividend of one preferred share purchase right (a “Right”) for each of our outstanding common shares and adopted a shareholder rights plan, as set forth in the Shareholders Rights Agreement dated as of July 2, 2021 (the “Original Rights Agreement”), by and between us and Continental Stock Transfer & Trust Company, as rights agent.

On December 13, 2023, the Company’s board of directors approved an amended and restated Shareholders Rights Agreement (the “Rights Agreement”) which, among other things, amends the Original Rights Agreement to extend the expiration date of the Rights to December 14, 2026.

The Company’s board of directors has adopted the Rights Agreement to protect shareholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group that acquires 10% (15% in the case of a passive institutional investor) or more of the outstanding common shares without the approval of the board of directors. The Rights Agreement should not interfere with any merger or other business combination approved by the board of directors.

The summary description of Rights Agreement and the related Rights in this section is not complete and is qualified in all respects by the terms of the Rights Agreement, filed as an exhibit hereto, and of the Certificate of Designations of Series A Participating Preferred Stock, which is filed as an exhibit to the Company’s report on Form 6-K filed on July 2, 2021.

The Rights

The Rights initially trade with, and are inseparable from, our common shares. The Rights are evidenced only by the certificates or book-entry notations that represent our common shares. New Rights accompany any new common shares we issue or have issued after July 19, 2021, until the Distribution Date described below.

Exercise Price

Each Right will allow its holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Shares (a “Preferred Share”) for $30.00 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting and liquidation rights as would one common share. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability

The Rights will not be exercisable until ten days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of our outstanding common shares.

Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended—are treated as beneficial ownership of the number of shares of our common shares equivalent to the economic exposure created by the derivative position, to the extent actual shares of our common shares are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

For persons who, prior to the time of public announcement of the Original Rights Agreement, beneficially own 10% (15% in the case of a passive institutional investor) or more of our outstanding common shares, the Rights Agreement “grandfathers” their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, the common shares certificates (or, in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of common shares will constitute a transfer of Rights. After that date, the Rights will separate from the common shares and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.

Preferred Share Provisions

Each one one-thousandth of a Preferred Share, if issued, will, among other things:

●	not be redeemable;

●
entitle holders to quarterly dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in common shares or a subdivision of our outstanding common shares (by reclassification or otherwise), declared on common shares since the immediately preceding quarterly dividend payment date; and

●	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.

The value of one one-thousandth interest in a Preferred Share should approximate the value of one common share.

Consequences of a Person or Group Becoming an Acquiring Person

●
Flip In. If an Acquiring Person obtains beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of our common shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of common shares (or, in certain circumstances, cash, property or other securities of ours) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by us, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

●
Flip Over. If, after an Acquiring Person obtains 10% (15% in the case of a passive institutional investor) or more of our common shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of common shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

●
Notional Shares. Shares held by affiliates and associates of an Acquiring Person, including certain entities in which the Acquiring Person beneficially owns a majority of the equity securities, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Redemption

The board of directors may redeem the Rights for $0.0001 per Right under certain circumstances. If the board of directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.0001 per Right. The redemption price will be adjusted if the Company has a stock dividend or a stock split.

Exchange

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common shares, the board of directors may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person. In certain circumstances, we may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one common share.

Expiration

The Rights expire on the earliest of (i) December 14, 2026; or (ii) the redemption or exchange of the Rights as described above.

Anti-Dilution Provisions

The board of directors may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or common shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights for so long as the Rights are redeemable. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

Taxes

The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-257693, 333-253332, 333-238136, 333-237500, 333-166697 and 333-169813).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 13, 2023

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Fourth Amended and Restated Bylaws of Seanergy Maritime Holdings Corp., as adopted by the Board of Directors of the Company on December 13, 2023.

4.1	Amended and Restated Shareholders Rights Agreement, dated as of December 13, 2023, by and between Seanergy Maritime Holdings Corp. and Continental Stock Transfer & Trust Company, as Rights Agent.